Filed by ROC Energy Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: ROC Energy Acquisition Corp.

(File No. 001-41103)

Drilling Tools International Announces Distribution Agreement with CT Energy Services for RotoSteerTM

HOUSTON, TEXAS – (March 7, 2023) – Drilling Tools International (“DTI” or the “Company”), a leading oilfield services company that rents downhole drilling tools, and CT Energy Services (“CT Energy”), an innovative drilling tool solutions company for the global oil and gas market, today announced DTI as the exclusive US distributor of CT Energy’s RotoSteerTM. The two companies will cooperate to maximize the effective launch of the technology in the US, Canada, and other International locations.

The RotoSteerTM is a versatile drilling tool that can be utilized for various needs, providing continuous rotation to the drill string while controlling the attached bottom hole assembly (“BHA”) in a rotational or sliding mode. Originally designed and piloted as Hydroclutch, the technology has been redesigned, tested and proven in numerous wells and has been rebranded as RotoSteerTM, a trademark that more accurately reflects the tool's usage as a Rotational Steering Tool.

“We selected Drilling Tools as our distribution partner due to their strong reputation, talented team of professionals and commitment to customer quality and service,” said Ruark Lisk, General Manager of CT Energy Services. “We have spent the last 12 months working together to refine all aspects of the tool to meet today’s drilling challenges. We are very pleased to move forward with full commercial efforts in the US, Canada, and Internationally. Having Drilling Tools as our primary partner will enable us to achieve this goal.”

Wayne Prejean, CEO of Drilling Tools International commented, “Our partnership with CT Energy has allowed us to trial the tool across North America and refine the technology to deliver consistent reliability, steerability, and predictable BHA modelling, making RotoSteer a new value driven offering in the drilling industry. We are excited to introduce this innovative technology to the market and believe it will revolutionize the drilling industry by providing our customers with a reliable, efficient, and cost-effective solution to extended reach wells and other drilling challenges; as well as further diversifying and expanding our robust portfolio of rental tools.”

About Drilling Tools International

Drilling Tools International is a Houston, Texas based leading oilfield services company that rents downhole drilling tools used in horizontal and directional drilling of oil and natural gas wells. Drilling Tools operates from 22 locations across North America, Europe and the Middle East. To learn more about Drilling Tools visit: www.drillingtools.com.

On February 14, 2023, DTI announced an agreement for a business combination with ROC Energy Acquisition Corp. (“ROC”) (Nasdaq: ROC), which is expected to result in DTI becoming a public company listed on the Nasdaq Stock Exchange under the new ticker symbol “DTI” in the second quarter of 2023, subject to customary closing conditions.

About CT Energy Services

CT Energy Services, based in Calgary, Alberta, provides innovative drilling solutions for the global oil and gas market. To learn more about CT Energy Services visit: www.ctenergyservices.com.

About ROC Energy Acquisition Corp.

ROC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While ROC may pursue an acquisition in any business industry or sector, it has concentrated its efforts on the traditional energy sector in the U.S. ROC is led by Chief Executive Officer Daniel Jeffrey Kimes and Chief Financial Officer Rosemarie Cicalese. To learn more, visit: https://rocspac.com.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of DTI, ROC, and the combined company resulting from their combination (the “Combined Company”) may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding the proposed business combination and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to DTI, ROC, or the Combined Company, or their respective management teams, identify forward-looking statements. These forward-looking statements also involve significant risks and uncertainties, some of which are difficult to predict and may be beyond the control of DTI, ROC, and the Combined Company. These risks could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination, (2) the inability to complete the proposed business combination, (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination, (4) the risk that the proposed business combination disrupts current plans and operations of DTI or ROC, (5) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees, (6) costs related to the proposed business combination, (7) the ability to meet stock exchange listing standards at or following consummation of the proposed business combination, (8) changes in applicable laws or regulations, (9) the possibility that DTI or the Combined Company may be adversely affected by other economic, business, and/or competitive factors, (10) the impact of the global COVID-19 pandemic, and (11) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by DTI, ROC, or the Combined Company with the Securities and Exchange Commission (“SEC”). In addition, there are risks and uncertainties described in the registration statement on Form S-4 related to the proposed business combination filed with the SEC by ROC on February 14, 2023 (the “Registration Statement”). Such forward-looking statements are based on the beliefs of management of DTI, ROC and the Combined Company, as well as assumptions made by, and information currently available to, DTI’s and ROC’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Registration Statement. All subsequent written or oral forward-looking statements attributable to DTI, ROC, or the Combined Company or persons acting on each of their respective behalves are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of each of DTI, ROC, and the Combined Company, including those set forth in the Risk Factors section of the Registration Statement. DTI, ROC, and the Combined Company each undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Important Information About the Proposed Business Combination and Where to Find It

ROC has filed with the SEC the Registration Statement, which includes a preliminary proxy statement/prospectus/consent solicitation statement, that is (i) the preliminary proxy statement to be distributed to ROC’s stockholders in connection with its solicitation of proxies for the vote by ROC’s stockholders with respect to the proposed business combination and other matters as are described in the Registration Statement, (ii) the preliminary prospectus relating to the offer and sale of the securities to be issued in the proposed business combination, and (iii) the preliminary consent solicitation statement that DTI will provide to holders of its common stock and preferred stock to solicit the required written consent to adopt and approve the business combination agreement and approve the proposed business combination. After the Registration Statement is declared effective, ROC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. ROC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement included in the Registration Statement and any future amendments thereto, when available, and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about DTI, ROC, the Combined Company and the proposed business combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed business combination will be mailed to stockholders of ROC as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to ROC’s secretary at 16400 Dallas Parkway, Dallas, TX 75248, (972) 392-6180.

Participants in the Solicitation

ROC and its directors, executive officers, other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of ROC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of ROC’s directors and officers in the Registration Statement. Stockholders can obtain copies of the Registration Statement, without charge, at the SEC’s website at www.sec.gov. DTI and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of ROC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the preliminary proxy statement/prospectus/consent solicitation statement for the proposed business combination.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts:

Investor Relations – Drilling Tools

Sioban Hickie, ICR, Inc.

DrillingToolsIR@icrinc.com

Public Relations, Media – Drilling Tools

DrillingToolsPR@icrinc.com